July 22, 2008

Mail Stop 4561

Mr. Rick Wall
The Castle Group, Inc.
500 Ala Moana Boulevard
3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

> **Re:** **The Castle Group, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 4/15/08**
> **File No. 000-23338**

Dear Mr. Wall:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Consolidated Statements of Operations and Comprehensive Income (Loss), page 32

1.   We note that 2006 Management & Service revenue has been reduced by $1,566,171, with a corresponding decrease in Payroll and office expenses. It is unclear from your discussion on pages 25 and 38 whether this change was the result of a change in accounting principle or the correction of an error. Please tell

us what prompted the change in accounting and the accounting literature that you have relied on in making the change.

Note 1. Summary of Significant Accounting Policies, page 35

Income Recognition, page 38

2.   We note that under "Gross Contracts" the Company records income which is based on a percentage of the gross rental proceeds received from the rental of hotel or condominium units. Please tell us how the fees paid to the owners are recorded. Also, please tell us how you determined that it was appropriate to consolidate the operations under gross contracts and cite the specific accounting literature in your response.

Note 11. Purchase of Mocles Holdings Limited, page 49

3.   Please advise us whether or not you have consolidated the Mocles $2.3 million bank mortgage and $1.5 million advances payable, as well as your basis in GAAP for the accounting treatment.

4.   We note that the Mocles shares are being legally held by the seller until certain contingencies have been removed. Please tell us how you determined that a sale has been consummated and your basis in GAAP for consolidating the Podium investment before you are the legal owner of the Mocles stock.

Item 8A(T). Controls and Procedures

5.   It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

        If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

        In completing your evaluation, you may find the following documents helpful:

        ▪   the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

<u>Exhibit 31</u>

6.   We note that the certifications filed as Exhibit 31 to your Form 10-KSB and Form 10-Q are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity and specifically identify the name of the registrant in numbered item 1. Refer to Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief